COMPAQ

Filed pursuant to Rule 424(b)(3)
Reg. No. 333-40729

COMPAQ COMPUTER CORPORATION
SHAREHOLDER INVESTOR PLAN
20,000,000 SHARES OF COMMON STOCK

Compaq Computer Corporation is pleased to offer you the opportunity to participate in its Shareholder Investor Plan. The Plan is designed to provide you with a convenient method to purchase shares of Compaq common stock and to reinvest cash dividends in the purchase of additional shares. You can enroll in the Plan and purchase Compaq shares over the Internet using the online investor services of StockPower Inc., or you can enroll and invest by mail. Investors that enroll with StockPower over the Internet will be able to use additional online features and will be able to receive electronic communications and reports relating to Compaq. The Plan is administered by Compaq's transfer agent, Fleet National Bank, as the Plan Administrator. This prospectus describes the Plan in detail and you should read it carefully before deciding to participate.

Key features of the Plan:

Enrollment: If you currently own Compaq common stock, registered in your name, you may participate in the Plan by completing and returning an enrollment form by mail or, if you are a resident of the U.S., by completing and submitting enrollment information online. If you own Compaq stock but your shares are currently held by a bank or broker in its name (that is, in "street name"), you will need to register at least one share in your name and then complete enrollment online or by mail. If you do not currently own any shares of Compaq common stock, you may join the Plan by completing an online or paper enrollment form and by making an initial cash investment of at least $250.

Using the Mail. You may participate in the Plan by completing and returning an enrollment form by mail.

Using the Internet. You may participate in the Plan by submitting enrollment information online if you are a resident of the U.S. You may enroll online at any time at the Investor Relations section of Compaq's website or through StockPowers' website at www.stockpower.com. Even if you already are enrolled in the Plan, you may sign-up at Compaq's web site to use the additional online features. Once you have signed-up online, you can keep track of your Compaq account and submit new transactions online. You may also receive account information by contacting the Plan Administrator by telephone or mail.

Initial Investment Minimums and Maximums. If you are not already a registered holder of Compaq common stock, the minimum initial investment is $250. The maximum investment is $10,000 per month.

Additional Investments: Once you are enrolled in the Plan you may make additional investments at any time with as little as $50 by mailing a check to the Plan Administrator or by submitting additional investment instructions from your online account.

You can also purchase stock systematically by authorizing the Plan Administrator to make automatic monthly deductions from a qualified bank account. Plan participants working online can specify automatic monthly deductions, and by simply logging onto to your online account can submit changes to this option at any time. The minimum amount for additional investments is $50 and the maximum amount is $10,000 during any calendar month.

Dividend Reinvestments: You may reinvest all, some or none of your cash dividends in additional shares of Compaq common stock. You may change your reinvestment election at any time online or by mailing a request form.

Safekeeping of Shares: All shares of Compaq common stock purchased through the Plan will be held by the Plan Administrator in book-entry form in your account. If you hold Compaq common stock certificates outside of the Plan, you may deposit those certificates for safekeeping with the Plan Administrator, and those shares will be reflected in your Plan account.

Sale of Shares: You may conveniently sell all or any portion of Compaq common stock held in book-entry form, including shares reflected in your Plan account, online (other than fractional shares) or by contacting the Plan Administrator. You may also request to receive a certificate for these shares and sell the shares outside the Plan.

Fees: There are certain enrollment, investment, brokerage and sales fees associated with the Plan as described below.

For more information about the Plan, call the Plan's toll free number at 888-218-4373. If outside the continental U.S. and Canada, call 781-575-3170. For the deaf, hard of hearing or speech impaired, you may call 800-952-9245. You can view Compaq's web site at www.compaq.com.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY IF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS. IF ANY OTHER INFORMATION OR REPRESENTATIONS ARE GIVEN OR MADE, YOU MUST NOT RELY UPON THEM AS HAVING BEEN AUTHORIZED.

This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy shares of Compaq common stock in any state or other jurisdiction to any person to whom it is unlawful to make such an offer or solicitation. To the extent required by applicable law in certain jurisdictions, shares offered under the Plan are offered only through a registered broker/dealer in those jurisdictions.

Neither the delivery of this Prospectus nor any sale made hereunder should be deemed to imply that there has been no change in the affairs of Compaq since the date of this Prospectus or that the information herein is correct as of any time subsequent to its date.

Table of Contents

Information about Compaq

Founded in 1982, Compaq Computer Corporation ("Compaq"), a Fortune Global 100 company, is the largest supplier of computing equipment in the world. Compaq designs, develops, manufactures, markets and services hardware, software, solutions and services, including industry-leading enterprise computing solutions, fault-tolerant business-critical solutions, networking and communication products, commercial desktop and portable products and consumer PCs for the NonStop™ Internet world.

Compaq provides products and services in 200 countries through a network of authorized Compaq marketing partners and directly to businesses and consumers via Compaq's e-commerce Web site at www.compaq.com. Compaq's principal executive offices are located at 20555 S.H. 249, Houston, Texas 77070, telephone (281) 370-0670.

For additional information regarding Compaq, including important factors that could affect our future performance, you should read the documents described under Available Information and Incorporation of Documents by Reference later on in this Prospectus. In addition, you should be aware that the market price of stocks, particularly those of technology companies, have tended to fluctuate significantly in response to many different factors.

Information about the Plan

ELIGIBILITY AND ENROLLMENT

1. *Who may join the Plan?*

   Current Record Shareholders. If you are already a Compaq shareholder of record (that is, if you own shares that are registered in your name, not your broker's), you may enroll in the Plan. Simply complete and submit enrollment information online or complete and return an enrollment form by mail.

   Current Street Name Shareholders. If you currently own shares of Compaq common stock that are held on your behalf by a bank or broker (that is, in "street name"), you will need to arrange with your bank or broker to have at least one share registered directly in your name in order to be eligible to participate. Once the shares are registered in your name, you can complete an enrollment online or through the mail. Alternatively, you may enroll in the Plan in the same manner as someone who is not currently a shareholder.

   Not a Current Shareholder of Compaq. If you currently do not hold shares of Compaq common stock, you may enroll in the Plan online or by completing an enrollment form for new investors and making an initial investment of at least $250. You may enroll online or by mailing a check or money order to the Plan Administrator.

   Participants Residing Outside of the United States. Please note that regulations in certain countries may limit or prohibit participation in services provided under this type of program. Therefore, persons residing outside the United States should first determine whether they are subject to any governmental regulations prohibiting or limiting their participation before requesting any of the services provided through the Plan. Please note that the additional online capabilities offered by StockPower are only available to residents of the U.S.

2. *How do I enroll in the Plan Online?*

   You may enroll online at any time at the Investor Relations section of the Compaq home page at www.compaq.com or at StockPower's website at www.stockpower.com. Even if you already are enrolled in the Plan, you may sign-up at Compaq's web site to use the additional online features.

   Online enrollment is the Plan's simplest and fastest method. StockPower's online services give Plan participants access to online investing and online account management and enable you to buy and sell Compaq common stock online. During the last step of the enrollment process you can submit the electronic enrollment information and authorize the Plan Administrator to deduct the amount of your initial investment from your designated bank account

3. *How do I enroll in the Plan by Mail?*

You may enroll in the Plan by mail by following these steps:

Step One: Obtain an Enrollment Form by calling the Plan Administrator toll-free at 888-218-4373. For your convenience, you can also download a copy of the Enrollment Form from the Investor Relations page on Compaq's website.

Step Two: Complete the Enrollment Form and return it by mail to the Plan Administrator together with a signed check for the amount of your initial investment. Mail the form to:

Compaq Computer Corporation Shareholder Investor Plan
c/o Fleet National Bank
P. O. Box 8040
Boston, Massachusetts 02266-8040

For overnight delivery, send to Compaq Computer Corporation Shareholder Investor Plan c/o Fleet National Bank, 150 Royall Street, Canton, MA 02021-1031.

4. *Are there fees associated with enrollment?*

Participation in the Plan is subject to the fees listed in the table below. These fees may change at any time and you will be notified of any changes.

Account Fees:	
Enrollment fee	$ 5.00*
Investment by check, money order or bank debit	$ 5.00
Automatic monthly investment	$ 2.50
Brokerage trading fees:	
Purchase commission (per share)	$ .04
Sales commission (per share)	$ .07
Service charge on each sale of shares	$10.00
Other fees:	
Dividend reinvestment	$ 0.00
Insufficient funds, bounced check or rejected automatic deductions	$25.00 each incident

*If you are not a record holder, the enrollment fee will apply and will be deducted from your initial investment.

There are no enrollment, investment or brokerage fees under the dividend reinvestment portion of the Plan.

5. *How are payments with "insufficient funds" handled?*

If the Plan Administrator does not receive a payment because of insufficient funds or incorrect draft information, the requested purchase will be deemed void, and the Plan Administrator will immediately remove from your account any shares purchased in anticipation of receiving such funds. If the net proceeds from the sale of such shares are insufficient to satisfy the balance of the uncollected amounts, the Plan Administrator may sell additional shares from your account or take other actions as necessary to satisfy the uncollected balance.

In addition, an "insufficient funds" fee of $25.00 will be charged. The Plan Administrator may place a hold on the Plan account until the "insufficient funds" fee is received from you, or may sell shares from your account to satisfy any uncollected amounts.

6. *When will shares be purchased?*

The Plan Administrator will buy shares twice a week. The investment days will be Tuesday and Thursday. To purchase on any given investment date, funds must be received by the Plan Administrator 2 business days prior to the investment

day. Please note if you are using the online method to invest, your order must usually be placed at least 4 business days prior to the investment date in order for the Administrator to receive the funds in time for the investment cut off. If the investment date falls on a Massachusetts State holiday the investment will be moved to the following business day.

7. *What is the price of shares purchased under the Plan?*

The purchase price for shares purchased by the Plan Administrator in the open market will be the average price per share paid by the Plan Administrator for all purchases made that week for Plan participants. The purchase price for shares purchased from or sold to Compaq will be the average of the high and low sales price reported on The New York Stock Exchange consolidated tape for the day of the transaction.

The Plan Administrator will use your investment to purchase as many full shares as possible and will use any amount remaining to purchase a fraction of a share (computed to three decimal places).

ADDITIONAL INVESTMENTS

8. *What are the minimum and maximum amounts for additional investments?*

The minimum amount for additional investments is $50 and the maximum amount is $10,000 during any calendar month.

9. *How do I make an additional investment?*

Using the Internet: The fastest way to make additional investments in shares of Compaq common stock online. Simply go to the Investor Relations page of the Compaq website, find “enroll online”, click on “StockPower Logon”, enter your username and password and follow the step-by-step instructions to make an additional investment online. This will transmit instructions directly to the Plan Administrator together with your payment information and authorization.

Using the Mail: You may send a check or money order payable in U.S. dollars to “Compaq Computer Corporation Shareholder Investor Plan.” Cash and third-party checks are not allowed. Checks or money orders must be accompanied by the appropriate section of your account statement and mailed to:

Compaq Computer Corporation Shareholder Investor Plan
c/o Fleet National Bank
P. O. Box 8040
Boston, Massachusetts 02266-8040

For overnight delivery, send to Compaq Computer Corporation Shareholder Investor Plan
c/o Fleet National Bank, 150 Royall Street, Canton, MA 02021-1031.

10. *May I have additional investments automatically deducted from my bank account?*

Yes. A request to authorize monthly automatic deductions from an account at a financial institution that is a member of the National Automated Clearing House Association may be done online or by mail. The minimum amount per monthly deduction is $50. This feature will allow you to gradually build your investment in Compaq Computer Corporation.

Using the Internet: Simply complete and submit an online Automatic Monthly Deduction Authorization using StockPower. You may also change any aspect of the instructions online, including terminating the automatic deductions.

Using the Mail: Investors must send a completed Automatic Monthly Service form to the Plan Administrator. To change any aspect of the instructions, you must send a revised form to the Plan Administrator. To terminate the deductions, you must send a revised “Automatic Deduction Service” form to the Plan Administrator.

Initial setup, changes and terminations to the automatic deduction instructions will be made as soon as practicable. Once automatic deductions begin, funds will be deducted from your designated account on the 15th of each month, or the next business day if the 15th is not a business day.

11. Will I be charged fees for additional investments?

Yes. For any investment made by paper check, money order or bank debit, an investment fee of $5.00 will be deducted at the time of the investment. An investment fee of $2.50 per investment will be deducted for any investment made by automatic monthly bank debit. In addition, the purchase price will include a brokerage commission of $.04 per share.

DIVIDENDS

12. What are my dividend payment options?

You may choose to reinvest all, some or none of your cash dividends in additional shares of Compaq common stock. No fees will be charged in connection with dividend reinvestment. You may change your reinvestment election any time online or by requesting and then submitting an enrollment card to the Plan Administrator by mail.

Reinvest All of Your Dividends. This option directs the Plan Administrator to apply all of your dividends toward the purchase of more shares of Compaq common stock. You will not receive a check for these dividends.

Reinvest a Part of Your Dividends and Receive a Check for Part of Your Dividends. If you choose partial reinvestment, you must identify the percentage of shares in your account on which you would like to receive a cash payment for dividends.

Reinvest None and Receive a Check for Dividends. This option does not provide for the reinvestment of any of your dividends. All dividends will be sent to you in the form of a check for all of your shares whether held in certificate form or in book-entry.

Unless you make an election, dividends on the shares in your Plan account will be reinvested automatically in additional shares of Compaq common stock, and all cash dividends on shares you hold outside of the Plan will be paid to you in the form of a check.

13. When will my dividends be reinvested and at what price?

The reinvestment of your dividends will generally be completed within five business days of the dividend payment date. The price of shares purchased with the dividends will be the weighted average price of all shares purchased with reinvested dividends.

SOURCE OF STOCK

14. What is the source of Compaq stock purchased through the Plan?

At Compaq's option, share purchases will be made in the open market or directly from Compaq. Share purchases in the open market may be made on any stock exchange where Compaq common stock is traded or by negotiated transactions on such terms as the Plan Administrator may reasonably determine. Neither Compaq nor any participant will have any authority or power to direct the date, time or price at which shares may be purchased by the Plan Administrator.

NEITHER COMPAQ COMPUTER CORPORATION NOR YOU HAVE THE AUTHORITY OR POWER TO CONTROL THE TIMING OR PRICING OF SHARES PURCHASED OR THE SELECTION OF ANY BROKER MAKING PURCHASES FOR THE PLAN. THE PRICE OF COMPAQ COMPUTER CORPORATION COMMON STOCK MAY CHANGE DURING THE PERIOD PENDING INVESTMENT. FOR EXAMPLE, IF YOU TRANSMIT INSTRUCTIONS TO MAKE AN INITIAL OR OPTIONAL CASH INVESTMENT, IT IS POSSIBLE THAT THE MARKET PRICE OF COMPAQ COMPUTER CORPORATION COMMON STOCK WILL BE MORE OR LESS WHEN THE PLAN ADMINISTRATOR PURCHASES SHARES ON BEHALF OF THE PLAN AND CREDITS THEM TO YOUR ACCOUNT. IN ADDITION, YOU WILL NOT EARN INTEREST ON CASH PENDING INVESTMENT.

SALE OF SHARES

15. How do I sell my shares?

You can sell some or all of the shares you hold in book-entry form, including shares in your Plan account, at any time online or by contacting the Plan Administrator. Each account statement you receive will have a form for this purpose, or you may call the Plan Administrator.

Using the Internet. Simply go to Investor Relations page of the Compaq website, find “enroll online”, click on “StockPower Logon”, enter your username and password and follow the step-by-step instructions to sell shares (other than any fractional shares).

The Plan Administrator will sell shares daily. The sale price for your shares will be the average price per share received by the Plan Administrator for all sales made that day for Plan participants. A $10.00 service charge and a brokerage commission (currently $.07 per share) will be deducted from your sale proceeds.

Please note that the Plan Administrator is not able to accept instructions to sell on a specific day or at a specific price.

If you prefer, you can withdraw shares from the Plan, at no cost to you, and sell them through a broker of your own choosing. Shares in your Plan account will normally be mailed to you within five business days of receipt of your instructions.

If you sell a portion of your shares, the Plan Administrator will continue to reinvest the dividends on the percentage of shares authorized by you.

HOW SHARES ARE HELD

16. How does the custodial service (book-entry shares) work?

All shares of Compaq stock that are purchased through the Plan will be held by the Plan Administrator and reflected in book-entry form in your Plan account on the records of the Plan Administrator. If you hold Compaq common stock certificates outside the Plan, you may also, at any time, deposit those certificates for safekeeping with the Plan Administrator, and the shares represented by the deposited certificates will be included in book-entry form in your Plan account. You may also request a certificate for your shares purchased through the Plan.

17. How do I deposit my Compaq stock certificates with the Plan Administrator?

To deposit certificates into the Plan, you should send your certificates, by registered and insured mail, to the Plan Administrator, with written instructions to deposit those shares in your Plan account. The certificates should not be endorsed and the assignment section should not be completed.

18. Are there any charges associated with this custodial service?

No. There is no cost to you either for having the Plan Administrator hold the shares purchased for you through the Plan or for depositing with the Plan Administrator the stock certificates you hold into your account.

19. How may I receive a stock certificate?

Normally, stock certificates for shares purchased under the Plan will not be issued, rather, shares will be registered in the name of the Plan Administrator or its nominee and credited to your Plan account. However, you may request a stock certificate online through the StockPower system or by calling the Plan Administrator. To submit a request online, click the “StockPower Logon” hyperlink and follow the certificate delivery instructions. There is no charge for this service. Stock certificates for fractional shares will not be issued under any circumstances.

GIFTS AND TRANSFERS OF SHARES

20. Can I transfer shares that I hold in the Plan to someone else?

Yes. You may transfer ownership of some or all of your Plan shares by sending the Plan Administrator written transfer instructions. Your signature must be "Medallion Guaranteed" by a financial institution. Most banks and brokers participate in the Medallion Guarantee program. The Medallion Guarantee program ensures that the individual signing is in fact the owner of the participant's account.

You may transfer shares to new or existing Compaq shareholders; however, a new Plan account will not be opened for a transferee as a result of a transfer of less than one full share. If you are opening a new Plan account for a transferee, you must include an enrollment form with the gift/transfer instructions.

WITHDRAWAL FROM THE PLAN

21. How do I close my Plan account?

You may terminate your participation in the Plan either by giving written notice to the Plan Administrator or by completing the appropriate section of your account statement and returning it to the Plan Administrator. Upon termination, you must elect either to receive a certificate for the number of whole shares held in your Plan account and a check for the value of any fractional share, or to have all of the shares in your Plan account sold for you as described above and pay applicable fees and commissions.

The Plan Administrator will send you your proceeds, without interest, or your certificates as soon as practicable. If a notice of withdrawal is received on or after the cash dividend record date, your withdrawal may be processed after the payment date. Thereafter, cash dividends will be paid out to you and not reinvested in Compaq common stock.

ADMINISTRATION

22. Who administers the Plan?

The Plan is administered by Fleet National Bank, Compaq's stock transfer agent, registrar and dividend disbursing agent. As Plan Administrator, Fleet National Bank acts as agent for Plan participants and keeps records, sends statements and performs other duties relating to the Plan.

Purchases and sales of Compaq common stock under the Plan are made by an independent broker-dealer acting as purchasing agent for Plan participants. To the extent required by applicable law in certain jurisdictions, shares offered under the Plan are offered through an independent broker-dealer.

23. How do I contact the Plan Administrator?

For Plan information, transaction or account information, please call 888-218-4373 or if outside the continental U.S. and Canada call 781-575-3170. For the deaf, hard of hearing or speech impaired, you may call 800-952-9245.

Or write to:

Compaq Computer Corporation Shareholder Investor Plan
c/o Fleet National Bank
P. O. Box 8040
Boston, Massachusetts 02266-8040

or refer to the Plan Administrator's web site:

www.equiserve.com

When communicating with the Plan Administrator, you should have available your account number and taxpayer identification number (which is your social security number if you are an individual).

24. What kind of reports will be sent to participants in the Plan?

All investors participating in the Plan online with StockPower will have secure access to an account summary area to review their Plan transaction history and position summary. This summary may be printed and retained for record keeping purposes. Online participants that consent to receive online reports will also receive direct notification by email of the availability of SEC reports at Compaq's website.

You will receive a quarterly statement of account activity. Supplemental account statements will be provided for any month in which you make a cash investment or deposit, or transfer or withdraw shares. You will also receive transaction statements promptly after each sale of shares under the Plan. You should retain these statements in order to establish the cost basis of shares purchased under the Plan for income tax and other purposes. In addition, you will receive all communications sent to other shareholders, such as annual reports and proxy statements.

ADDITIONAL INFORMATION

25. How would a stock split or stock dividend affect my account?

Any shares resulting from a stock split or stock dividend paid on shares held in custody for you by the Plan Administrator will be credited to your book-entry position. Of course, you may request a certificate at any time for any or all of your shares.

26. How do I vote my Plan shares at shareholders' meetings?

You will be sent a proxy statement in connection with each meeting of Compaq's shareholders, together with a proxy card. This proxy card, when duly signed and returned, will be voted as you indicate. Your voting will be confidential in accordance with Compaq's policy on confidential voting. Fractional shares will be aggregated and voted in accordance with the participants' directions. If the proxy card is not returned or if it is returned unsigned, the shares will not be voted.

27. Can the Plan be changed?

We may add to, modify or discontinue the Plan at any time. We will send you written notice of any significant changes.

Upon discontinuance of the Plan, we will return to you any uninvested automatic deductions from your bank account, issue free of charge a certificate for full shares credited to your account, and pay you in cash for any fractional shares credited to your account.

28. What are the responsibilities of Compaq and the Plan Administrator?

Compaq, StockPower Inc. and the Plan Administrator, Fleet National Bank, are not liable for any act, or for any failure to act, including without limitation any claim of liability arising as a result of a failure to terminate a participant's account upon such participant's death, loss or corruption of data, the price at which shares are purchased or sold for the participant's account, the times when purchases or sales are made, or fluctuations in the market value of Compaq Computer Corporation stock.

Participants should recognize that neither Compaq, StockPower Inc. nor the Plan Administrator can promise a profit or protect against a loss on the common stock purchased under the Plan.

Although the Plan provides for the reinvestment of dividends, the declaration and payment of dividends will continue to be determined by the Compaq Board of Directors at its discretion, depending upon future earnings, the financial condition of Compaq and other factors. The amount and timing of dividends may be changed, or the payment of dividends terminated, at any time without notice.

TAX CONSEQUENCES

29. What are the tax consequences of participating in the Plan?

You should consult with your tax advisor for a complete analysis of the tax consequences of participating in the Plan. The gross amount of cash dividends paid by Compaq (which includes the portion of any brokerage commissions paid by Compaq that are attributable to the purchase of your shares when the Plan Administrator purchases common shares for your account on the open market) will be ordinary taxable income for U.S. Federal income tax purposes even though reinvested under the Plan and not actually received in cash. Any such dividend amount will increase your tax basis in the shares. You will receive an annual statement from the Plan Administrator indicating the amount of reinvested dividends reported to the U.S. Internal Revenue Service as dividend income.

You will not realize gain or loss for U.S. Federal income tax purposes upon a transfer of shares to the Plan or the withdrawal of whole shares from the Plan. You will, however, generally realize gain or loss upon the receipt of cash for fractional shares held in the Plan. You will also realize gain or loss when whole shares are sold. The amount of gain or loss will be the difference between the amount that you receive for the shares sold and your tax basis therefor. The tax basis per share for shares purchased under the Plan is your purchase price per share, plus allocable brokerage commissions. In order to determine the tax basis for shares in your account, you should retain all account and transaction statements.

Plan participants who are non-resident aliens or non-U.S. corporations, partnerships or other entities generally are subject to a withholding tax on dividends paid on shares held in the Plan. The Plan Administrator is required to withhold from dividends paid the appropriate amount determined in accordance with Internal Revenue Service regulations. Where applicable, this withholding tax is determined by treaty between the U.S. and the country in which the participant resides. In addition, dividends paid on shares in Plan accounts are subject to the “backup withholding” provisions of the Internal Revenue Code. Accordingly, the amount of any dividends, net of the applicable withholding tax, will be credited to participant Plan accounts for investment in additional shares of Compaq common stock.

AVAILABLE INFORMATION

30. What other information is available?

Compaq files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any of these documents at the SEC’s public reference rooms in Washington, D.C., New York City and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Compaq’s SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at www.sec.gov. Compaq’s common stock is listed on The New York Stock Exchange, and Compaq’s SEC filings and other information may also be inspected at the offices of The New York Stock Exchange, 20 Broad Street, New York, New York 10005.

This Prospectus constitutes a part of a Registration Statement on Form S-3 filed by Compaq with the SEC under the Securities Act of 1933. As allowed by SEC rules, this Prospectus does not contain all the information you can find in the Registration Statement or the exhibits to the Registration Statement.

INCORPORATION OF DOCUMENTS BY REFERENCE

31. What other information should I look at?

The SEC allows Compaq to “incorporate by reference” information into this Prospectus, which means important information may be disclosed to you by referring you to another document filed separately with the SEC. The following documents have been previously filed with the SEC and are incorporated by reference into this Prospectus:

1. Compaq’s Annual Report on Form 10-K for the year ended December 31, 1999;
2. Compaq’s Current Reports on Form 8-K as filed on January 5, January 26, February 18, February 28, March 1 and March 30 and on Form 8-K/A on March 1, 2000; and

3. The description of the Compaq common stock contained in Compaq's Registration Statement on Form 8-A.

Compaq is also incorporating by reference additional documents that we may file with the SEC between the date of this Prospectus and the date of the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold. To the extent that information in these documents may be different or contradictory, you should rely on the information contained in the most recent filing.

You may obtain documents incorporated by reference from Compaq without charge, except the exhibits (unless we have specifically incorporated by reference an exhibit in this Prospectus), by writing to:

Compaq Investor Relations
20555 S.H. 249
Houston, Texas 77070
Telephone: (800) 433-2391

web site: www.compaq.com

USE OF PROCEEDS

32. How will the money I pay for my shares be used?

At present, we expect the Plan Administrator to purchase Compaq shares in the open market. As a result, Compaq will not receive any proceeds. If the Plan Administrator purchases shares for the Plan from Compaq, the proceeds will be used for general corporate purposes.

Legal Matters

The legality of the common stock offered by this Prospectus has been passed upon for Compaq by Linda S. Auwers, Vice President and Associate General Counsel of Compaq. Ms. Auwers has options to purchase Compaq common stock, owns shares of Compaq common stock as a participant in an employee benefit plan, and she is eligible to participate in the Plan.

Experts

The consolidated financial statements from Compaq's Current Report on Form 10-K for the year ended December 31, 1999, as filed on February 23, 2000, are incorporated by reference in this Prospectus in reliance upon the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of such firm as experts in accounting and auditing.

COMPAQ

Shareholder Investor Plan

CPQ-PROS-0